October 13, 2010

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 6010

Washington, DC 20549

Attention:	Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 6010
Washington, D.C. 20549

RE:	Exactech, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 10, 2010
Form 10-Q for the fiscal quarter ended June 30, 2010
Commission File No. 000-28240

Ladies and Gentlemen:

Set forth below are the responses of Exactech, Inc., a Florida corporation (the “Company” or “Exactech”), to the Staff’s comments provided in the letter dated September 29, 2010 (the “Comment Letter”) with respect to the Form 10-K for Exactech’s year ended December 31, 2009 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2010 (the “Form 10-Q”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K and Form 10-Q. Responses to these comments are set forth in this letter. In responding to the Staff’s comments contained in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter. We have also attached to this letter as Exhibit A, the statement that the Commission has requested from the Company.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Comparative Statement of Income Data, page 31

Operating Expenses, page 32

1. We see that you attribute the increase in research and development expense during 2009 to multiple items. In future filings, please quantity the impact of each item.

EXACTECH exists to improve the quality of life for individuals by maintaining their activity and independence. We do this through innovative ideas, high-quality products, education and commitment to service.

Securities and Exchange Commission

October 13, 2010

Response:

The Company supplementally advises the Staff that in future filings, we will expand our explanation of the changes in research and development expense to quantify the impact in more detail.

Liquidity and Capital Resources, page 35

Critical Accounting Policies and Use of Estimates, page 41

Goodwill and other intangible assets, page 42

2. In future filings please expand your disclosure here and in Note 2 of your consolidated financial statements to include a more detailed and specific discussion of how you identity and measure goodwill impairment, including how you apply FASB ASC 350-20-35. Please disclose how you measure the fair value of your reporting units, including a description of the nature and extent of estimates and uncertainties that are inherent to that process.

3. As a related matter, in future filings please discuss how reporting units are determined and how goodwill is allocated to those reporting units. In addition, disclose the actual date that you perform your annual goodwill impairment test. Please provide us with an example of your proposed future disclosure.

Response:

With respect to Staff comments two and three, the Company supplementally advises the Staff, that in future filings we will expand our goodwill and other intangible asset disclosure in both the applicable report and in Note 2 to our consolidated financial statements to include a more detailed and specific discussion on how we test goodwill for impairment, including how we apply FASB ASC 350-20-35. Additionally, in future filings, we will discuss how reporting units are determined and how goodwill is allocated to those reporting units; and we will disclose the actual dates on which we perform our annual goodwill impairment test. The following is an example of the proposed future disclosure:

Management’s Discussion and Analysis, Critical Accounting Policies

Goodwill and Other Intangible Assets – We assess the value of goodwill and other intangibles in accordance with guidance from the Financial Accounting Standards Board, or FASB. Goodwill is not amortized but is evaluated for impairment, as of October 1 each year, or sooner if an event occurs that would more likely than not reduce the fair value of a reporting unit. In testing goodwill for impairment, we compare the carrying value of goodwill to its fair value, using a discounted cash flow method of valuation. In determining the fair value of goodwill, we make assumptions regarding estimated future cash flows based on our estimated future net sales and operating expenses, as well as our estimated growth, as a result of projected market penetration and general economic conditions. We initially allocate goodwill to the reporting units based on estimated future sales of the reporting units. We allocate and test goodwill for impairment on a reporting unit level, which is aligned with our product lines and the way that our management analyzes and reviews the discrete financial information. Changes to these estimates could cause an impairment of goodwill to occur. In assessing the value of other intangible assets, we make assumptions regarding the estimated future cash flows, economic life and other factors to determine fair value of the respective assets. If these estimates or assumptions change in the future, we may be required to record an impairment charge for these assets. We analyze our other intangible assets for impairment issues on a quarterly and annual basis, if required.

Securities and Exchange Commission

October 13, 2010

Notes to the Consolidated Financial Statements, Note 2

Goodwill and Other Intangible Assets – We assess the value of goodwill and other intangibles in accordance with guidance from the Financial Accounting Standards Board, or FASB. Goodwill is not amortized but is evaluated for impairment, as of October 1 each year, or sooner if an event occurs that would more likely than not reduce the fair value of a reporting unit. In testing goodwill for impairment, we compare the carrying value of goodwill to its fair value, using a discounted cash flow method of valuation. In determining the fair value of goodwill, we make assumptions regarding estimated future cash flows based on our estimated future net sales and operating expenses, as well as our estimated growth, as a result of projected market penetration and general economic conditions. We initially allocate goodwill to the reporting units based on estimated future sales of the reporting units. We allocate and test goodwill for impairment on a reporting unit level, which is aligned with our product lines and the way that our management analyzes and reviews the discrete financial information. Changes to these estimates could cause an impairment of goodwill to occur. In assessing the value of other intangible assets, we make assumptions regarding the estimated future cash flows, economic life and other factors to determine fair value of the respective assets. If these estimates or assumptions change in the future, we may be required to record an impairment charge for these assets. We analyze our other intangible assets for impairment issues on a quarterly and annual basis, if required.

Consolidated Financial Statements

Note 14, Segment Information, page 73

4. Please tell us where you have provided the disclosures about products and services as required by FASB ASC 280-10-50-40.

Response:

The Company supplementally advises the Staff, that the disclosure of revenues from external customers, as required by FASB ASC 280-10-50-40, is disclosed in the rows titled “Net Sales” contained in the table set forth on page 74. Such disclosure represents the Company’s products and services revenues for the periods reported, and at the lowest disaggregated level available to the Company.

Securities and Exchange Commission

October 13, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 77

5. We refer to your disclosure concerning Dr. William Petty and David W. Petty on page 7 of the proxy statement that you have incorporated by reference into your Form 10-K. In your applicable future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response:

The Company supplementally advises the Staff, that in future filings the Company will, in accordance with Item 401(e) of Regulation S-K, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person, including Dr. William Petty and David W. Petty, should serve as a director.

Item II. Executive Compensation, page 77

6. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company supplementally advises the Staff, that the disclosure required by Item 402(s) of Regulation S-K is located under the heading “Risk Management Assessment” on page 21 of the Company’s proxy statement filed on March 26, 2010, which is incorporated by reference in the Form 10-K.

7. We note from your discussion under the headings “Incentive Bonus and Profit Sharing” on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific company, team, and individual performance targets to be achieved in order for your named executive officers to earn their respective bonuses. Please provide us with your analysis as to why you did not disclose these performance targets. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that would result in competitive harm.

Securities and Exchange Commission

October 13, 2010

Response:

The Company supplementally advises the Staff that, in the case of certain compensation arrangements, after a review of the metrics comprising the performance targets it establishes for its named executive officers, the Company has determined that disclosure of such targets is possible and, accordingly, in future filings it will expand the Compensation Discussion and Analysis to include the specific performance targets, as applicable, to be achieved in order for our named executive officers to earn their respective bonuses.

8. We refer to your disclosure under the caption “Share Based Compensation” on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(I)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze “the company performance, level of responsibility and individual contribution” of each executive officer to explain how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response:

The Company supplementally advises the Staff, that in future filings the Company will provide additional insight into how our Compensation Committee makes its stock option grant determinations.

9. We refer to your disclosure under the caption “Employment Agreements” on page 20 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion of your employment agreements with Mr. David Petty and Ms. Betty Petty. Please confirm that in your future filings, as applicable, you will disclose material terms of your employment agreements with all named executive officers. Please refer to Item 402(e)(1)(i) of Regulation S-K.

Response:

The Company supplementally advises the Staff, that in future filings the Company will disclose the material terms of the employment agreements with the Company’s named executive officers.

Item 15. Exhibits

10. Please tell us why exhibits 4.7, 10.6, 10.82 and 10.83 are not filed in definitive form.

Securities and Exchange Commission

October 13, 2010

Response:

The Company supplementally advises the Staff, that, notwithstanding any absence of conformed signatures, each of such agreements and instruments has been filed in the definitive final form in which the Company entered into each such agreement or instrument. Exhibits 4.7 and 10.6 were filed in definitive form as exhibit 4.7 to the Company’s Second Amendment to Form S-1, filed on May 13, 1996, and exhibit 10.6 to the Form S-1, filed on March 29,1996. Exhibits 10.82 and 10.83 were filed in definitive form as exhibits 10.81 and 10.82 to the Company’s Form 8-K, filed on June, 19, 2008 Exhibit 10.6 to the Form 10-K has been superseded, and as stated in the Company’s response to Comment 11, below, the Company will remove the superseded reference and will file the current agreement with the Company’s next periodic report.

11. Please tell us where you have filed each of the related party agreements that you describe on page 30 of your definitive proxy statement filed on March 26, 2010. If you have not filed these agreements, please tell us why you believe that you are not required to file these agreements pursuant to Item 601 of Regulation S-K or confirm that you will file them in an appropriate future filing.

Response:

The Company supplementally advises the Staff, that the agreement with Brighton Partners comprised ordinary course purchase orders entered on an as-needed basis. We terminated this arrangement in connection with our acquisition of 100% of the outstanding equity in Brighton Partners on May 24, 2010. In its next periodic report, the Company will file a written description of the oral consulting agreement with Albert Burstein. The consulting agreements with Dr. Petty and Dr. Miller are included as part of their employment agreements, of which Dr. Miller’s employment agreement is filed as exhibit 10.6 to the Form S-1, filed on March 29, 1996. An amended agreement to Dr. Miller’s initial employment agreement, dated November 18, 2002, will be filed in the Company’s next periodic report. Dr. Petty’s employment agreement was filed as Exhibit 10.1 to our Form 8-K filed on April 4, 2008.

Form 10-Q for the fiscal quarter ended June 30, 2010

12. We note your disclosure on pages 9 and 10 that on May 24, 2010 you acquired Brighton Partners and that your director Albert H. Burstein beneficially owned 24% of the entity. Please tell us your basis for not filing the agreements governing this Brighton acquisition as exhibits in accordance with Item 601(b)(10) of Regulation S-K and Instruction Number 2 to paragraph (b)(10). Alternatively, please represent that you will file all material agreements relating to the Brighton acquisition in an appropriate future filing.

Response:

The Company supplementally advises the Staff that it will file in its next periodic report the stock purchase agreement pursuant to which it acquired Brighton Partners.

Securities and Exchange Commission

October 13, 2010

Condensed Consolidated Financial Statements

Note 6. Inventories, page 9

13. We see that you classified $1.2 million of inventory as non-current inventory at June 30, 2010. Since inventories are usually are converted into cash within one year or operating cycle, and are adjusted to reflect the lower of cost or market, they are typically classified as current assets. Please tell us the nature of the noncurrent inventory and discuss how you determined the amounts should be recorded as non-current.

Response:

The Company supplementally advises the Staff, that the Company analyzes the inventory using forecasted cost of goods sold data to determine the amount of inventory that would be sold within one year. At certain times, as the Company stocks new subsidiaries and consignment locations, the level of inventory exceeds the forecasted level of cost of goods sold for a period of time. This occurred as of the quarter ended June 30, 2010 due to the start-up of subsidiaries based in Germany and Spain.

14. We note the reference to inventory allowance “recoveries” Please tell us the nature of the recoveries and how your accounting treatment complies with the guidance in SAB Topic 5BB which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Response:

The Company supplementally advises the Staff, that the Company’s inventory allowance is for slow moving inventory, write down of obsolete inventory, and for discrepant products. Recoveries sometimes occur when a slow moving item regains momentum in sales activity or when discrepant products have been reconciled through the physical inventory process The recoveries are not a result of any write-down of inventory to the lower of cost or market and as such does not relate to SAB Topic 5BB.

15. Please tell us your accounting treatment for consigned and loaned implant inventory, including when and how you become aware that the inventory has been used, In addition, in future filings please disclose the amount of consigned implant inventory in your financial statements or clarify if those amounts are included in the line item “finished goods on loan” in the table on page 9.

Response:

The Company supplementally advises the Staff, that consigned and loaned implant inventory remains our inventory and is included in the line item “finished goods on loan.” We will clarify that item in future filings. As disclosed on page 53 of our Form 10-K under the heading “Revenue Recognition”, the Company becomes aware of the use of inventory upon notification from our sales agents. Our sales agents generally attend all implant procedures and relate the products used in the surgeries for the Company to invoice.

Securities and Exchange Commission

October 13, 2010

Item 4. Controls and Procedures. page 35

Disclosure of Controls and Procedures

16. We reference your disclosure that disclosure controls and procedures were effective “during the six months ended June 30, 2010.” Under Item 307 of Regulation S-K., you are required to assess if disclosure controls and procedures are effective as of the end of the period covered by the report (as of June 30, 2010). Please confirm to us that management assessed disclosure controls and procedures as effective as of June 30, 2010 and clarify your disclosure in future filings.

Response:

The Company supplementally advises the Staff, that management assessed disclosure controls and procedures were effective as of June 30, 2010. The Company will clarify the disclosure in the future filings.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips
Joel C. Phillips
Chief Financial Officer

Cc:	Kristin Lochhead

Joseph McCann

Tim Buchmiller

Securities and Exchange Commission

October 13, 2010

EXHIBIT A

I, Joel C. Phillips, Chief Financial Officer of Exactech, Inc. do hereby acknowledge, on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 13, 2010	/s/ Joel C. Phillips
Joel C. Phillips
Chief Financial Officer